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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                                MOBIL CORPORATION
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                 $1.00 PAR VALUE
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   0006070591
         ---------------------------------------------------------------
                                 (CUSIP Number)

                               Donald D. Humphreys
           Vice President, Controller and Principal Accounting Officer
                                Exxon Corporation
                           5959 Las Colinas Boulevard
                            Irving, Texas 75039-2298
                                 (972) 444-1000
         ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 30, 1999
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)


* This represents the final amendment.

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

                                  SCHEDULE 13D

CUSIP No.  0006070591

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Exxon Corporation
        13-5409005

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
   3    SEC USE ONLY

   4    SOURCE OF FUNDS

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        State of New Jersey

                                    7    SOLE VOTING POWER

                                         None

                                    8    SHARED VOTING POWER
         NUMBER OF SHARES
      BENEFICIALLY OWNED BY              None
      EACH REPORTING PERSON
                                    9    SOLE DISPOSITIVE POWER

                                         None

                                   10    SHARED DISPOSITIVE POWER

                                         None

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

  14    TYPE OF REPORTING PERSON

        CO



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

     This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 11, 1998 by Exxon Corporation ("Exxon"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 9, 1999 (the "Schedule 13D"). This Amendment No. 2 is filed with respect to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Mobil Corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "Item 5.  Interest in Securities of the Issuer.

     The merger (the "Merger") of Lion Acquisition Subsidiary Corporation, a wholly owned subsidiary of Exxon, with and into the Issuer was consummated and became effective on November 30, 1999.

     The Option granted by the Issuer to Exxon terminated at the effective time of the Merger."


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 13D is true, complete and accurate.


November 30, 1999                          EXXON CORPORATION



                                           By: /s/ Donald D. Humphreys
                                               -------------------------------
                                               Name:  Donald D. Humphreys
                                               Title: Vice President, Controller
                                                      and Principal Accounting
                                                      Officer


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